

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 28, 2017

<u>Via E-mail</u>
Alton Perkins
Chief Executive Officer
ATI Modular Technology Corporation
4700 Homewood Court, Suite 100
Raleigh, North Carolina 27609

> **Re: ATI Modular Technology Corporation**
> **Amendment No. 9 to Registration Statement on Form 10-12G**
> **Filed June 20, 2017**
> **File No. 000-55699**
>
> **Amendment 1 to Form 10-K for Fiscal Year Ended December 21, 2016**
> **Filed June 15, 2017**
> **File No. 000-55699**

Dear Mr. Perkins:

We have reviewed your filings and have the following comments.

<u>Amendment 9 to Registration Statement on Form 10-12G filed June 20, 2017</u>

<u>Investment and Cooperation Agreement for ATI Modular Green Building Manufacturing Project (Jiangnan), page 7</u>

1. We note your response to comment 2 of our letter dated April 28, 2017, and we reissue the comment in part. Please file the definite investment agreement with Jiangnan Industry Zone as an exhibit to your next amendment. <u>See</u> Item 601(b)(10) of Regulation S-K.

2. Please disclose the lease term for the property that you will occupy under the Investment Agreement.

<u>Sales and Support Services Agreement (Yilaime Corporation), page 8</u>

3. Please reconcile disclosure here that Yilaime has paid $117,247 towards its quarterly payment obligations with disclosure in Revenue on page 15 that Yilaime has paid $250,000 for services rendered and on page 17 that you recognized $500,000 in revenue from Yilaime for the six months ended December 31, 2016, or advise.

Item 10. Recent Sales of Unregistered Securities., page 28

4. We note your response to comment 5 of our letter dated April 28, 2017, and we reissue the comment in part. In particular, we note disclosure elsewhere that cash provided by financing activities in 2016 was $145,049 due to the issuance of common stock, that you received $22,500 from the issuance of common stock for the three months ended March 31, 2017 and that you issued 10,000,000 shares of restricted stock to the Perkins Trust pursuant to an employment agreement with Mr. Perkins entered into on July 1, 2016. Please update this section accordingly. See Item 701 of Regulation S-K.

Note 7. Related Parties Transactions, page 43

5. We note your response to comment 10 of our letter dated April 28, 2017. In accordance with the terms of your Sales and Support Services Agreement and as Yilaime's customer, you will receive a $250,000 quarterly fee from Yilaime, your vendor, for granting them an exclusive and sole right to provide you marketing, sponsorship, partner, supplier, sales and support services to further develop your modular business services. When Yilaime provides you these services, you will be obligated to pay Yilaime 10% of the business they refer to you. Given that the $250,000 quarterly fee due from Yilaime is in exchange for granting them the exclusive and sole right to provide you with these services, we continue to believe that the quarterly fees from Yilaime, as your vendor, are presumed to be a reduction of the rate you will be charged by Yilaime (i.e.,10% of the business they refer to you) and therefore should be deferred and recognized as a reduction to the future costs of Yilaime's services. See ASC 605-50-45-12. As noted previously, Example 5 of the implementation guidance and illustrations to ASC 605-50-45 address exclusivity arrangements. Refer to ASC 605-50-55-23 through 55-25. Please revise your financial statements to account for the quarterly fees in accordance with ASC 605-50. Please address this comment as it relates to your Form 10-K/A filed on June 15, 2016 and your Form 10-Q for the quarter ended March 31, 2017. In addition, please file a Form 8-K, Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

6. Please disclose the terms of your receivables with ATI and Yilaime. Please also provide the following information for these accounts:

    •   Disclose the specific aging for these customers. For example, you should categorize these receivables as outstanding for less than three months, from three to six months, from six months to one year, and updated as necessary as time passes;
    •   Disclose the specific reasons why the customer failed to pay their accounts when due and specifically describe any issues with the customer's liquidity; and
    •   Tell us how much has been collected subsequent to March 31, 2017 and your basis for determining that the remaining amounts are collectible.

    Please address this comment as it relates to your Form 10-K/A filed on June 15, 2016 and your Form 10-Q for the quarter ended March 31, 2017.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Jeanne Baker, Staff Accountant, at (202) 551-369 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Anthony R. Paesano, Esq.